Exhibit 2.3
SECOND AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

This SECOND AMENDMENT, dated as of December 18, 2009, is entered into between Metro Bancorp, Inc., formerly known as Pennsylvania Commerce Bancorp, Inc., a Pennsylvania corporation (“Parent”), and Republic First Bancorp, Inc., a Pennsylvania corporation (the “Company”).  Any capitalized term which is undefined herein has the meaning assigned to it in the Agreement and Plan of Merger entered into by the parties as of November 7, 2008 (“Agreement”).

WHEREAS, the Agreement was approved and adopted by the shareholders of the Company on March 18, 2009, and by the shareholders of Parent on March 19, 2009; and

WHEREAS,  pursuant to Section 9.3 (Amendment) of the Agreement, subject to compliance with applicable law, the Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time after approval and adoption of the Agreement and Merger by the shareholders of either the Company or Parent; provided, however, that after such approval and adoption by the Company’s shareholders, the parties may not reduce the amount or change the form of the consideration to be delivered to the Company’s shareholders under the Agreement without further approval and adoption by such shareholders; and

WHEREAS, Section 9.1 (Termination) of the Agreement provides various conditions under which the parties may terminate the Agreement, including the failure of the parties to consummate the Merger by the Closing Deadline; and

WHEREAS, by First Amendment to Agreement and Plan of Merger dated as of July 31, 2009, the parties extended the Closing Deadline to October 31, 2009 with the proviso that on or before October 31, 2009, either party by notice to the other could extend the deadline to December 31, 2009 in the event that the condition set forth in Section 8.1(d) had not been met by September 30, 2009; and

WHEREAS, Parent extended the Closing Deadline to December 31, 2009 by letter to the Company dated October 29, 2009; and

WHEREAS, Parent and the Company have determined that it is in the best interests of their respective companies and their shareholders to amend Section 9.1 of the Agreement in order to further extend the Closing Deadline and that such amendment will not reduce the amount or change the form of consideration to be delivered to the Company’s shareholders under the Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals and the agreement hereinafter contained, and intending to be legally bound hereby, the parties agree to amend Section 9.1 of the Agreement with respect to either party’s ability to terminate the Agreement such that subsection (c) shall read in its entirety as follows:

(c)           by either Parent or the Company if the Merger shall not have been consummated on or before March 31, 2010 (“Closing Deadline”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; provided, however, that either Parent or the Company may extend the Closing Deadline to June 30, 2010 by notice to the other party on or before March 31, 2010, in the event that the condition set forth in Section 8.1(d) has not been met by March 1, 2010, and the failure of such condition to have been met is not due to the failure of the party seeking to extend the Closing Deadline;

IN WITNESS WHEREOF, Parent and the Company have caused this Second Amendment to the Agreement and Plan of Merger to be executed by their respective officers thereunto duly authorized as of the date first above written.

METRO BANCORP, INC.		REPUBLIC FIRST BANCORP, INC.

By:	Gary L. Nalbandian	By:	Harry D. Madonna
Name:	Gary L. Nalbandian	Name:	Harry D. Madonna
Title:	Chief Executive Officer	Title:	Chief Executive Officer